55 E. 52nd Street
New York, NY 10055
Tel 212.810.5300
www.blackrock.com

March 19, 2010

VIA EDGAR
Sonia Barros (Mail Stop 3010)
Special Counsel
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:	Comments to Form 10-K for the Year Ended December 31, 2008 and Filed on March 30, 2009, Form 10-Qs for the quarterly periods ended March 31, 2009 and June 30, 2009 for BlackRock Global Horizons I L.P.

Dear Ms. Barros:

Thank you for your comment letter dated February 12, 2010 (the “Comment Letter”) addressed to me, Michael Pungello, Chief Financial Officer of BlackRock Investment Management, LLC (the “General Partner”) regarding the Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and filed on March 30, 2009  (the “2009 Form 10-K” and collectively the “Form 10-Ks”) and the Form 10-Qs for the quarterly periods ended March 31, 2009 and June 30, 2009 (individually, the “2009 Form 10-Q,” collectively, the “2009 Form 10-Qs”) for BlackRock Global Horizons I L.P. (the “Partnership”) (File No. 000-23240).  Defined terms used herein and not otherwise defined have the meanings given them in the Form 10-Ks or the 2009 Form 10-Qs, as applicable.

We appreciate the staff’s comments regarding expanded disclosure of information in relation to the Partnership’s independent professional trading advisors (the “Trading Advisors”) and with respect to the filing of the Trading Advisor agreements as material contracts.  As described below, we propose to expand the Partnership’s related disclosure in accordance with the staff’s suggestions.  However, because we believe that an individual Trading Advisor’s fees and related hurdle rates are not in and of themselves material under the circumstances and, for reasons explained below, that disclosure of such information would be, in material respects, economically disadvantageous to the Partnership’s investors and competitively disadvantageous to the Partnership, we respectfully propose to redact individual fee rate and hurdle rate terms from the filed Trading Advisor agreements while, at the same time, enhancing disclosure regarding the weighted average trading advisory fees, as well as providing a range of those fees.

Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

March 19, 2010

Form 10-K for the year ended December 31, 2009

General

1.
We note your response to our prior comments 1, 2, 9 and 14 and your statement that because identification of the Trading Advisors and the Trading Advisors’ allocations are constantly changing, you submit that this information is immaterial to investors. On page 30 of your Form 10-K, however, you state that “BRIM has to date, made infrequent reallocations of trading assets and adjustments in the Trading Advisor combinations for the Partnership.”  Further, because your Trading Advisors manage your assets, it appears that the identity of these persons is material.  Therefore, we reissue comments 1, 2, 9 and 14 as follows:

•
Please identify your trading advisors and disclose the portion of your assets that each control as of the end of the last fiscal year and the general trading focus of such advisors.  Disclose whether each program is discretionary or systematic.

Response:

Set forth below is a chart which provides the Partnership’s current Trading Advisors, the portion of the Partnership’s assets that each controlled as of December 1, 2009, the general trading focus of each such advisor and an indication as to whether each advisor’s program is discretionary or systematic.  We confirm that this disclosure will be provided in future filings.

Trading Advisors	Systematic / Discretionary	General Trading Focus	Allocation

Abraham Capital Management	Systematic	Long-term trend-following	8.70%

Boronia Capital PTY Ltd.	Systematic	Short-term trend following	8.60%

Blackwater Capital Management LLC	Systematic	Medium-term trend-following	8.70%

Cantab Capital Partners LLP	Systematic	Medium-term trend-following and mean reversion	8.95%

Crabel Capital Management LLC	Systematic	Short-term trend-following	9.00%

March 19, 2010

Mapleridge Capital Corporation	Systematic	Short-term, trend-following and mean reversion	9.60%

NuWave Investment Management, LLC	Systematic	Medium-term pattern recognition	6.00%

Ortus Capital	Systematic	Medium-term econometric	9.45%

Pia Capital Management L.P.	Discretionary	Short-term discretionary	9.85%

Quantitative Investment Management – Global Program	Systematic	Short-term pattern recognition	7.45%

Winton Capital Management Limited	Systematic	Medium-term trend-following	13.70%
			100.00%

•
Specifically clarify if any of the trading advisors are not registered as a commodity pool operator or investment advisor.  While we acknowledge your response that CFTC rules permit registered commodity pool operators or commodity trading advisors to operate or advise certain pools or accounts as if they were not registered with the CFTC, we are unable to understand the relevance of this to unregistered commodity pool operators or investment advisors.

Response:

Set forth below is a chart which provides whether each Trading Advisor is registered as a commodity pool operator (“CPO”) or investment adviser.  We confirm that this disclosure will be provided in future filings.

Trading Advisors	CPO Registration Status	Investment Adviser Registration Status

Abraham Capital Management	Not Registered	Not Registered

March 19, 2010

Boronia Capital PTY Ltd.	Registered	Not Registered

Blackwater Capital Management LLC	Registered	Not Registered

Cantab Capital Partners LLP	Exempt CPO	Not Registered

Crabel Capital Management LLC	Registered	Not Registered

Mapleridge Capital Corporation	Registered	Not Registered

NuWave Investment Management, LLC	Registered	Registered

Ortus Capital	Not Registered	Not Registered

Pia Capital Management L.P.	Exempt CPO	Not Registered

Quantitative Investment Management	Registered	Not Registered

Winton Capital Management Limited	Registered	Not Registered

•
In addition to including the general description of the material terms of your agreements with the trading advisors as you proposed, please also describe the specific terms of each agreement that are material.

Response:

The material terms of each Trading Advisor agreement are largely the same for each agreement as provided in our original response letter dated October 27, 2009 (the “Original Response Letter”), with the exception of the specific fee terms and the minimum investment maintenance levels for each Trading Advisor.  We will include a description of material terms that will disclose these minimum levels in future filings.  These minimum investment maintenance levels, as applicable are as follows (note that if the investment falls below the minimum level, it permits the Trading Advisor to terminate the advisory agreement, but does not require such termination):

Trading Advisors	Minimum Investment Maintenance Level

Abraham Capital Management	$1,000,000

Boronia Capital PTY Ltd.	$1,000,000

March 19, 2010

Blackwater Capital Management LLC	$1,000,000

Cantab Capital Partners LLP	$15,000,000

Crabel Capital Management LLC	$1,000,000

Mapleridge Capital Corporation	$1,000,000

NuWave Investment Management, LLC	$1,000,000

Ortus Capital	$20,000,000

Pia Capital Management L.P.	$25,000,000

Quantitative Investment Management	None

Winton Capital Management Limited	$1,000,000

With respect to the disclosure of the specific fee terms, we respectfully submit that the disclosure of the specific fee terms for each Trading Advisor would be economically disadvantageous to the Partnership’s investors and competitively disadvantageous to the Partnership as a whole, as further described on pages 7-10 below.  Also as further described on page 10, we propose providing certain enhanced disclosure about Trading Advisor fees that we believe will be informative for investors.

•
Given that you have made infrequent adjustments in the Trading Advisor combinations for the Partnership it appears that the termination of any trading advisor may be material. Please tell us if you have terminated any of your trading advisors during the last fiscal year and the reasons and considerations for such terminations.

Response:

The only Trading Advisor terminated by the Partnership during the 2009 fiscal year was Aspect Capital Limited, which was terminated on July 31, 2009.  We will provide comparable disclosure of Trading Advisor terminations in future filings.

We respectfully submit that the reasons and considerations for such terminations are not material to a determination as to whether to invest in or redeem from the Partnership.  We note in particular that our review of similarly situated filers suggests

March 19, 2010

that reasons and considerations for terminations are not typically included in these filings, see, e.g.:

➢
Form 10-K of Citigroup Diversified 2000 Futures Fund L.P. found at:http://www.sec.gov/Archives/edgar/data/1095007/000095012309005803/y01100e10vk.htm which provides that John W. Henry & Company, Inc., a trading advisor of Citigroup Diversified 2000 Futures Fund L.P., was terminated as of March 31, 2007. This Form 10-K does not include specific reasons for such termination.

➢
Form 10-Q for the same fund for September 30, 2009 found at http://www.sec.gov/Archives/edgar/data/923660/000095012309062876/y02399e10vq.htm  which indicates that Campbell & Co., Inc. was terminated as of May 31, 2009, but does not provide a reason or considerations for that termination.

•	Please provide the net trading profit (loss) from each of the different trading advisors in the results of operations disclosure.

Response:

Set forth below is a list of the net trading profit (loss) from each of the different Trading Advisors as measured at December 31, 2009.  We will provide comparable disclosure in future filings.

Trading Advisors	Realized	Change in Unrealized	Brokerage Commissions and Clearing Costs	Total Trading Profit (Losses)
Abraham Capital Management	$(1,309,834)	$(311,346)	$(157,710)	$(1,778,890)
Aspect Capital Limited	(2,308,406)	(841,107)	(49,592)	(3,199,105)
Boronia Capital PTY Ltd	(1,668,126)	484,771	(203,807)	(1,387,162)
Blackwater Capital Management LLC	4,461,836	354,618	(46,282)	4,770,172
Cantab Capital Partners LLP	(105,422)	(1,401,184)	(148,279)	(1,654,885)
Crabel Capital Management LLC	116,300	(10,161)	(269,364)	(163,225)
Mapleridge Capital Corporation	1,521,575	(363,564)	(616,123)	541,888
NuWave Investment Corp	(1,161,290)	(221,612)	(31,321)	(1,414,223)
Ortus Capital Management Ltd	280,743	(1,014,244)	-	(733,501)
PIA Capital Management LP	212,817	117,933	(9,837)	320,913
Quantitative Investment Management - Global Program	(58,727)	370,376	(47,431)	264,218
Winton Capital Management Limited	(1,256,993)	(362,531)	(34,074)	(1,653,598)

Total	$(1,275,527)	$(3,198,051)	$(1,613,820)	$(6,087,398)

March 19, 2010

•
Please file the actual agreements you have entered into with your trading advisors and for your customer accounts.  Please see Instruction 2 of Item 601(a) of Regulation S-K regarding the filing of documents substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details.

Response:

The Partnership will file the actual agreements with each Trading Advisor in accordance with Commission guidelines applicable to material contracts.  However, consistent with prior precedent for the protection of confidential and competitively sensitive information, we respectfully propose to redact, and file a request for confidential treatment with respect to the disclosure of, individual Trading Advisors’ agreed upon fee rates and hurdle rates.  We base this proposal on the following considerations:

While we believe that information regarding the overall impact on investment returns resulting from aggregate advisory fees may be material, we do not believe individual advisory fee rates or hurdles are material under the circumstances, or that a reasonable investor would base an investment decision on the advisory fee rate paid to an individual Trading Advisor in the context of multi-advisor investment such as the Partnership, in particular where such investor’s total fee load is capped. At the same time, we are very concerned that such disclosure would prospectively have a material negative impact on the Partnership and therefore on the Partnership’s investors who ultimately and directly benefit from favorably negotiated advisory fee rates or hurdle rates. Set forth below is a summary of our concerns:

•	Commercial concerns:

o
The Partnership has been able to negotiate favorable fee and hurdle rates with many of its Trading Advisors.  There are numerous reasons why the Partnership may have been able to do so where others might not, for example: the Partnership has a long-standing presence in the commodity trading industry as an investor with Trading Advisors; the size of the Partnership’s investments with each Trading Advisor is typically significant; the Partnership’s general position as a long-term investor; and the timing of the Partnership’s investment (i.e., the Partnership may often be an early investor with a particular Trading Advisor).

o
Faced with the prospect of public disclosure of their fees and hurdle rates, we believe that many, if not all, of those Trading Advisors that have made advisory fee concessions favorable to the Partnership will either insist on

March 19, 2010

renegotiating those fee and hurdle rates to more typical rates or, as permitted under the relevant advisory agreement, terminate their engagement.  We believe that they will do this based on the very practical commercial concern that public disclosure of their fee or hurdle rate concessions to the Partnership will make it very difficult for them to resist demands for similar fee concessions from their numerous other advisory clients and prospective advisory clients regardless of the considerations noted above.

o
If Trading Advisors were to so re-negotiate or terminate, the Partnership and its investors would be faced with higher costs (and thus lower returns on their investment) and/or the loss of talented Trading Advisors.

o
In addition, the disclosure of specific fee and hurdle rate terms could negatively impact the ability of the General Partner to negotiate reduced fees and higher hurdle rates with future Trading Advisors.

•	Competitive Concerns:

o
Based on our review of the filings of similarly situated funds, it appears that the SEC staff has permitted similarly situated funds to redact fee terms as confidential material, and file these terms separately with the Commission.

➢	See, e.g., Rosetta Capital Management, LLC Advisory Agreement, filed as Exhibit 10.1 to Aspen Diversified Fund LLC 10-Q filed August 14, 2009 and found at:
http://www.sec.gov/Archives/edgar/data/1330820/000133082009000008/ex10_1.htm.  Both the management fees and performance (incentive) fees have been redacted from this agreement and filed separately with the Commission.
o	In contrast, in circumstances where similarly situated funds have provided the fee terms in their filings, these terms appear to be standard rates that have not been negotiated.
➢	See, e.g., Advisory Agreement, filed as Exhibit 10.1 to Smith Barney Diversified Futures Fund L.P. II Form 8-K filed June 1, 2009 and found at:
http://www.sec.gov/Archives/edgar/data/923660/000089914009001048/d4938946b.txt.  The management and incentive fees stated in this agreement are a standard 2% management fee and 20% performance fee, respectively (with one minor exception where one advisor has agreed to charge 10% on the first $5 million in profits and 20% on amounts above that level).  These fee rates are standard in the industry and, in our view, not likely to reflect negotiations on the part of the

March 19, 2010

manager that could be viewed as sensitive, confidential information.    As a result, the disclosure of essentially identical, industry-standard advisory fee rates by this fund would not give rise to any of the commercial concerns outlined above regarding the implications of mandatory disclosure of concessionary advisory fee rates.
o
As a result, if the Partnership was required to disclose individual fee and related hurdle rates, the Partnership would prospectively be placed at a material competitive disadvantage in attracting talented trading advisors at concessionary fee and hurdle rates in general and vis-à-vis both other similarly-situated filers as well as private funds that are not required to file reports under the Securities Exchange Act of 1934, as amended.

In summary, if the Partnership were required to disclose the management and incentive fees or hurdle rates that it has agreed with Trading Advisors, we believe it is likely that most, if not all, of such Trading Advisors would re-negotiate or terminate.  As a result, the Partnership and its investors could be faced with higher costs and thus lower returns on their investments. We believe our circumstances are distinguishable from those circumstances where similarly situated filers have disclosed fees charged by trading advisors because the fees that are disclosed do not appear to be negotiated.

Therefore, the Partnership proposes to address the SEC staff’s request for the inclusion of fee information and copies of each advisory agreement in the following manner:

•
In its 10-K and 10-Q filings, the Partnership will provide the weighted average fee rate of the Trading Advisors based on actual allocations at the end of the period.  The weighted average management fee rate of the Trading Advisors based on allocations as of December 31, 2009 was 1.46% and the weighted average incentive fee rate was 21%.

•
 In addition, the Partnership will continue to disclose the range of Trading Advisor profit shares (incentive fees) and management fees, as indicated in the notes to the Partnership’s annual financial statements.  The range of management fees as of December 31, 2009 was 0% to 2.5% (annualized) and the range of incentive fees was 15% to 30%.

•	The Partnership believes that these two items of information will provide investors with a complete picture of the Trading Advisory fees on an aggregate basis.
•
The Partnership will file copies of its advisory agreements with each Trading Advisor, redacting only fee-related terms, including hurdle rates, which have been negotiated and constitute confidential commercial information.  The Partnership will submit a confidentiality request for this information pursuant to Exemption 4 under Rule 24b-2 of the Exchange Act.  The information that the Partnership

March 19, 2010

proposes to redact as confidential commercial information will include the management fee, incentive fee and hurdle rate terms in the advisory agreements between the Partnership and the Trading Advisors.  As indicated above, there is precedent for this proposed approach.  The Partnership believes that the competitive and economic harm, in light of proposed aggregate fee rate disclosure and proposed aggregated and immateriality of individual fee rate disclosure, weighs clearly in favor of confidential treatment.
•
We would also be willing to provide unredacted copies of the agreements to the SEC staff in order to allow the staff to independently confirm that providing the fee information on an aggregate/blended basis would capture the material elements on the fee terms.

Regulation, page 7

2.
We note your responses to our prior comment 5 and reissue that comment.  Please describe the "speculative position limits," "position responsibility rules" and other limits you refer to in your response. Describe any pending legislation that could limit trading by speculators in futures markets and any other potentially adverse regulatory initiatives that could develop suddenly and without notice. Discuss how such limits would impact your trading strategy or that of your trading advisors. Please disclose any related risks in the Risk Factors section.  Please tell us what the revised disclosure would look like and confirm that you will provide similar disclosure in future filings.

Response:

On January 26, 2010, the CFTC published for comment proposed rules that would  implement speculative position limits for the following energy futures and options on future contracts: the NYMEX Henry Hub natural gas contract, the NYMEX Light Sweet crude oil contract, the NYMEX New York Harbor No. 2 heating oil contract, and the NYMEX New York Harbor gasoline blendstock (RBOB) contract, and in addition, any other contract that is exclusively or partially based on the above contracts’ commodities and deliverable at locations specified in the proposed regulations.

As stated in our Original Letter, such limits could affect a Trading Advisor’s ability to trade a particular contract, but these limits apply to each Trading Advisor and the accounts that it trades, taken in the aggregate, and do not apply to the Partnership as a whole or the General Partner.

March 19, 2010

The general risks of such speculative position limits are disclosed in the “Illiquid Markets” risk factor provided in the Form 10Ks.  The “Illiquid Markets” risk factor reads as follows: “Certain positions held by the Partnership may become illiquid, preventing a Trading Advisor from acquiring positions otherwise indicated by its strategy or making it impossible for a Trading Advisor to close out positions against which the market is moving.  In particular, the CFTC and futures exchanges have established limits referred to as “speculative position limits” on the maximum net long or net short position which any person may hold or control in particular commodity or financial futures contracts.  All of the positions held by all accounts owned or controlled by a Trading Advisor will be aggregated for the purposes of determining compliance with position limits.  It is possible that positions held by a Trading Advisor may have to be liquidated in order to avoid exceeding such limits.  Such modification or liquidation, if required, could adversely affect the operations and profitability of the Trading Advisor.  In addition, many futures exchanges impose limits beyond which the price of a futures contract may not trade during the course of a trading day, and there is a potential for a futures contract to hit its daily price limit for several days in a row, making it impossible for a Trading Advisor to liquidate a position and thereby experiencing dramatic losses.”

In addition, we will add the following disclosure to future 10-K filings:

“Restrictive proposals aimed at financial speculators in commodities have from time to time been made in the U.S. House of Representatives and the Senate. The aims of such proposals are generally stated to be to curb excessive speculation and increase transparency and accountability in the commodities markets. For example, previous proposals would prohibit private and public pension funds with more than $500 million in assets from investing in agricultural and energy commodities traded on a U.S. futures exchange, foreign exchange or OTC, would direct the CFTC to establish total limits on the share of the commodity market held by financial investors and/or would direct the CFTC to impose speculative-position limits on any stakes not related to real hedging activities. The various bills and proposals could result in establishment of speculative position limits for trading that does not involve physical delivery of a commodity, regulation of speculation via unregulated foreign exchanges, and enhanced recordkeeping and information collection requirements. If proposals such as these were to be enacted into law as previously proposed, it could negatively impact the ability of investors to invest in the Partnership and, consequently, for the General Partner to manage the Partnership or for the Trading Advisors to manage the Partnership’s assets.

The CFTC and the U.S. commodities exchanges have established limits referred to as “speculative position limits” on the maximum net long or short speculative futures

March 19, 2010

positions that any person may hold or control in derivatives traded on U.S. commodities exchanges. All accounts owned or managed by each of the Trading Advisors, their principals and their affiliates will be combined for position limit purposes. Because futures position limits allow a Trading Advisor and its principals to control only a limited number of contracts in any one commodity, each of the Trading Advisors and its principals are potentially subject to a conflict among the interests of all accounts such Trading Advisor and its principals control, which are competing for that limited number of contracts. Although a Trading Advisor may be able to achieve the same performance results with over-the-counter substitutes for futures contracts, the over-the-counter market may be subject to differing prices, lesser liquidity and greater counterparty credit risks than regulated commodities exchanges.  A Trading Advisor may in the future reduce the size of positions that would otherwise be taken for the Partnership or not trade in certain markets on behalf of the Partnership in order to avoid exceeding such limits. Modification of trades that would otherwise be made on behalf of the Partnership could adversely affect the Partnership’s operations and profitability. A violation of speculative position limits by a Trading Advisor could lead to regulatory action materially adverse to the Partnership’s prospects for profitability in the account managed by that Trading Advisor.”

Liquidity; Capital Resources, page 37

3.	We note your response to comment 10. Please confirm that you will provide similar disclosure in future filings.

Response:

We confirm that we will provide similar disclosure in future filings with the SEC.

The Partnership’s Trading Value at Risk in Different Market Sectors, page 41

4.
We note your response to our prior comment 12. Please also explain the meaning of "average value at risk," "highest value at risk," and "lowest value at risk." Your disclosure in the Form 10-K currently provides that average, highest and lowest Value at Risk amounts relate to the month-end amounts for each month-end during the fiscal year. Please provide additional explanation of what these amounts represent. Please tell us what the revised disclosure would look like and confirm that you will provide similar disclosure in future filings.

March 19, 2010

Response:

We confirm that the following revised disclosure will be added to future filings with the SEC:

“The measurement of the Partnership’s Trading Value at Risk is based upon the margin requirements imposed upon the Partnership for the positions it maintains across the various market sectors it invests in, which are calculated for each of its clearing accounts. The Partnership’s margin requirements are then allocated across the various market sectors disclosed in the table based upon the relative size of the positions held in each sector.  The Partnership’s disclosure does not attempt to reduce this exposure based upon any assumptions on the correlation of positions held across the different clearing accounts to each other.  The following tables indicate the average, highest and lowest trading Value at Risk associated with the Partnership’s open positions by market category for the period ending September 30, 2009. During the period, the Partnership’s average capitalization was $235,680,055.

As of September 30th 2009
Market Sector	Average Value at Risk	% of Average Capitalization	Highest Value At Risk	Lowest Value At Risk
Agriculture	$244,360	0.10%	$521,322	$38,459
Currencies	932,158	0.40%	2,313,920	64,665
Energy	140,966	0.06%	361,190	9,197
Interest Rates	13,234,444	5.61%	15,351,436	10,965,172
Metals	186,326	0.08%	608,904	5,252
Stock Indices	771,488	0.33%	1,703,606	76,124

TOTAL	$15,509,742	6.58%	$20,860,378	$11,158,869

Average, highest and lowest Value at Risk amounts are based upon the month-end amounts calculated for each month-end during the period as discussed above. Average Capitalization is the average of the Partnership’s capitalization at the end of each calendar month during the period.”

March 19, 2010

* * * *

If you have any further questions or comments, please do not hesitate to contact our legal counsel on this matter: James Munsell of Sidley Austin LLP (212-839-5609) and Edward Rosen of Cleary Gottlieb Steen & Hamilton LLP (212-225-2820).

Very truly yours,

_________________________
Michael Pungello
Chief Financial Officer of the Partnership

Enclosure

cc:           James Munsell, Esq.
Edward Rosen, Esq.
Edward Rzeszowski
Brent Binge, Esq.

BlackRock Investment Management, LLC
800 Scudders Mill Road, Section 1B
Plainsboro, NJ 08536

March 19, 2010

VIA EDGAR
Sonia Barros (Mail Stop 3010)
Special Counsel
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Re:
Registrant Set forth on the Execution Page Attached Hereto (the “Partnership”) Form 10-K for the Year Ended December 31, 2008  and Filed on March 30, 2009 (collectively the “Form 10-Ks”) and Form 10-Qs for the quarterly periods ended March 31, 2009 and June 30, 2009 (collectively, the “2009 Form 10-Qs”)

Dear Ms. Barros:

We reference the response letter regarding the above-referenced matter dated March 19, 2010 from Michael Pungello, Chief Financial Officer of the Partnership, and addressed to your attention (the “Response Letter”).

In connection with and pursuant to the Response Letter, we, BlackRock Investment Management, LLC, in our capacity as the general partner (the “General Partner”) of and on behalf of the Partnership acknowledge that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in its Form 10-Ks and 2009 Form 10-Qs;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-Ks or 2009 Form 10-Qs; and
•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to telephone the undersigned at (212) 810-8157.

[Signature page continue on the next page]

BlackRock Global Horizons I L.P.

By:	BlackRock Investment Management, LLC its General Partner

By:
Name: Edward Rzeszowski
Title: President (Principal Executive Officer)